EXHIBIT 99.133
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                          ADVANTAGE ENERGY INCOME FUND
               NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS



TO:      THE UNITHOLDERS OF ADVANTAGE ENERGY INCOME FUND

         TAKE NOTICE that an Annual and Special Meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of Advantage Energy Income Fund (the "Trust") will be held at the Devonian Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, on Wednesday, the 26th day of May, 2004, at 3:00 p.m. (Calgary time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Trust for the year ended December 31, 2003 and the auditors' report thereon;

2.       to appoint the Trustee of the Trust;

3.       to select six (6) of the eight(8) directors of Advantage Oil & Gas Ltd.

4.       to appoint auditors of the Trust;

5. to consider, and if thought fit, pass a special resolution approving amendments to the Trust Indenture as more particularly described in the Trust's Information Circular - Proxy Statement dated April 16, 2004 (the "Information Circular") (the "Trust Indenture Amendment Resolution");

6. to consider, and if thought fit, approve a resolution approving the reservation and issuance of up to 1,500,000 trust units to or as directed by Advantage Investment Management Ltd. (the "Manager"), as payment (in lieu of cash) of the annual performance fee payable to the Manager, as more particularly described in the Information Circular;

7. to consider, and if thought fit, pass an ordinary resolution approving the issuance by the Trust, in one or more private placements, of such number of securities as would result in the Trust issuing, during the next 12 months, an amount of securities not exceeding 15,000,000 Trust Units, as more particularly described in the Information Circular, and subject to the receipt of all necessary regulatory approvals (the "Private Placement Resolution");

8. to consider and, if thought fit, approve a resolution confirming, ratifying and approving an amendment to the Trust Unit Incentive Rights Plan of the Trust as more particularly described in the Information Circular (the "Incentive Plan Resolution"); and

9. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

         The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

         UNITHOLDERS OF THE TRUST WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED INSTRUMENT OF PROXY AND TO MAIL IT TO OR DEPOSIT IT WITH COMPUTERSHARE TRUST COMPANY OF CANADA, STOCK TRANSFER DEPARTMENT, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1. IN ORDER TO BE VALID AND ACTED UPON AT THE MEETING, FORMS OF PROXY MUST BE RETURNED TO THE AFORESAID ADDRESS NOT LESS THAN 24 HOURS BEFORE THE TIME SET FOR THE HOLDING OF THE MEETING OR ANY ADJOURNMENT THEREOF.

         Computershare Trust Company of Canada, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on April 16, 2004 (the "Record Date"). Unitholders of record will be entitled to vote those Units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

         DATED at Calgary, Alberta, this 16 day of April, 2004.

                                          BY ORDER OF COMPUTERSHARE
                                          TRUST COMPANY OF CANADA, by
                                          ADVANTAGE OIL & GAS LTD.


                                 (signed) Kelly I. Drader
                                          President and Chief Executive Officer